April 17, 2019

Chad Brownstein
Chairman and Chief Executive Officer
RMR Industrials, Inc.
4601 DTC Blvd., Suite 130
Denver, CO 80237

       Re: RMR Industrials, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2018
           Response Dated March 26, 2019
           File No. 00-55402

Dear Mr. Brownstein:

       We have reviewed your March 26, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 25, 2019 letter.

Form 10-K for the Fiscal Year Ended March 31, 2018

Business, page 1

1. We note your response to comments 1 through 6. Please provide draft disclosures for each prior comment to reflect your proposed changes.
Note B - Summary of Significant Accounting Policies
Property, Plant and Equipment, page F-9

2. We note your response to comment 8. In the absence of proven and probable reserves, please tell us in greater detail how you determined your internal engineering estimates: (a)
      are sufficiently rigorous, relevant and reliable to serve as the basis for your units-of extraction denominator, and (b) provide the appropriate level of confidence to determine the denominator in your units-of-extraction calculation necessary to support the remaining
 Chad Brownstein
RMR Industrials, Inc.
April 17, 2019
Page 2
         book value of the unamortized mineral property asset. In your response, please provide us the proposed disclosure clarifying the inputs to your unit-of-extraction computation for the year ended March 31, 2018 and the impact on your financial statements for the year then ended.
Note F - Property, Plant and Equipment, page F-11

3. We note in your response to comment 10 you indicate "cash flows expected to result from their use, and eventual disposition, in mining operations" as your basis for the initial and subsequent capitalization of your mill equipment, mining equipment, and other property, plant and equipment associated with your Mid-Continent Quarry. Please explain how you were able to determine these cash flows with sufficient certainty to justify your initial capitalization, including considerations relating to your operations at the time, the assets'
         alternative uses, or salvage value.

         We also note your reference to ASC 930-360-35. Please note the use of estimates of future cash flows beyond proven and probable reserves is limited to subsequent measurements (i.e. impairment) of mining assets that previously qualified for capitalization.
        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChad Brownstein                              Sincerely,
Comapany NameRMR Industrials, Inc.
                                                               Division of
Corporation Finance
April 17, 2019 Page 2                                          Office of
Telecommunications
FirstName LastName